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H    Form of Notice
Monongahela Power Company (70-9***)

     Monongahela Power Company ("Monongahela Power"), 1310 Fairmont Avenue, Fairmont, West Virginia 26554, a wholly
owned   utility   subsidiary  of  Allegheny  Energy,   Inc.,
("Allegheny"),   a   registered   holding   company,   10435
Downsville Pike, Hagerstown, MD 21740-1766, has filed an application-declaration with this Commission under sections 8, 9(a), 10, 11, and 13(b) of the Act and rules 54, 90 and 91 under the Act.

     Monongahela Power proposes to acquire and retain all of the West Virginia based electric and gas utility assets and properties owned by UtiliCorp United Inc. ("UtiliCorp"), an electric and gas utility based in Kansas City, Missouri ("Transaction"). Monongahela Power seeks an order from the Securities and Exchange Commission granting it authorization to retain the gas assets.<FN 1>

     Allegheny and UtiliCorp have entered into an Asset Purchase Agreement ("Agreement") whereby Monongahela Power, as Allegheny's designated affiliate, will purchase all the regulated assets of UtiliCorp United Inc.'s West Virginia Power Division. The proposed purchase price of the West Virginia Power division is approximately $75 million. The purchase price is subject to adjustment shortly after closing, based upon the closing date balance sheet. The acquisition price approximates the book value of the assets. Closing on the transaction is planned for December 1999, assuming all necessary regulatory approvals have been received.<FN 2>

     UtiliCorp, a combination utility based in Kansas City, Missouri, provides electric and gas utility services to more than three million electric and gas customers, primarily in the Midwest. UtiliCorp has an isolated service territory in West Virginia, which it operates under a division called West Virginia Power. West Virginia Power is a combination gas and electric utility with service territory only in West Virginia. It provides electric energy service to approximately 26,000 customers and natural gas service to approximately 24,000 customers in West Virginia. West Virginia Power's electric distribution lines cover approximately 1,989 miles in a 1,360 square mile service area. West Virginia Power's gas service territory includes approximately 670 miles of gas pipeline in a 500 square mile service area. West Virginia Power provides natural gas service to several pockets in central and south central West Virginia. The principal place of business of the
West Virginia Power division is in Fairlea, West Virginia.   For
the twelve months ended December 31, 1998, UtiliCorp's revenues were approximately $12.5 billion. West Virginia Power contributed $51.9 million of those revenues, $28.2 million from electric sales and $23.7 million from gas sales or .04% of UtiliCorp's total revenues.

      Monongahela Power is a wholly owned electric utility subsidiary of Allegheny and currently provides electric service to approximately 325,000 West Virginia customers.<FN 3> Its service territory is contiguous to West Virginia Power's territory. The assets to be acquired from West Virginia
Power include both electric and gas facilities. The service to be provided by Monongahela Power using these assets will be within the State of West Virginia. The electric assets and West Virginia Power's electric service territory that will be

<FN 1>
1 The purchase of utility assets is subject to approval by the West Virginia
 Public Service Commission and as such, the acquisition falls within Section 9(b) of the Act and no approval by this Commission is required or requested.
<FN/>

<FN 2>
2 Allegheny is also acquiring an option for one of its subsidiaries to purchase the West Virginia assets of Service Today, Inc., commonly known as Applachian Electric Heating, an unregulated business which installs and services heating, ventilation and air conditioning systems. Allegheny Ventures, Inc. (formerly AYP Capital, Inc.) will be the subsidiary to purchase those assets. Since the business of Appalachian Electric Heating falls within the activities permitted by Rule 58, no Commission approval is being sought for the acquisition of those assets by Allegheny Ventures, Inc.
<FN/>

<FN 3>
3 Its sister operating company, The Potomac Edison Company, also provides electric service to approximately 100,000 West Virginia customers.
<FN/>



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acquired  are  located in  five  (5)  counties  in southeastern
West Virginia which are contiguous to the  West Virginia  service
territory  of   Monongahela  Power.     The natural  gas  assets
and West Virginia Power's gas service territory that will be acquired serve approximately 24,000 customers in relatively small pockets in central and southcentral West Virginia in areas within or relatively close to Applicant's existing service territory.

     Monongahela Power is a member of the Allegheny Power family of companies d/b/a Allegheny Power. Allegheny Power, through its regulated public utilities Monongahela Power, West Penn Power Company and the Potomac Edison Company, delivers electric energy to three million people in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. For the twelve months ended September 30, 1999, Allegheny's revenues were approximately $2.6 billion. Mononogahela Power's revenues were approximately $645 million or 25% of total revenues of Allegheny for the period.

      Monongahela Power intends to create two new divisions for this acquisition: one division will encompass the UtiliCorp West Virginia electric assets and another separate division will encompass the UtiliCorp West Virginia gas assets. Monongahela Power will operate the gas and electric service territories by
using common  resources,  such  as computer   systems,  billing
systems,  buildings,   trucks, equipment, labor, accounting and
other central services,  to the greatest extent practicable.

     After the Transaction, the former West Virginia Power gas system will continue to be operated by the employees who currently perform those services. It is anticipated that gas will be supplied from the existing gas supply agreements in place or as acquired by Monongahela Power pursuant to new contracts.
In connection with this Transaction, Monongahela Power has also entered into a twenty-year gas supply option agreement (Gas Supply Option Agreement") with UtiliCorp's unregulated subsidiary, Aquila Energy, for Aquila Energy to supply natural gas to Monongahela Power. It is not a requirements contract and Monongahela Power is not obligated to take any gas under the Gas Supply Option Agreement. However, Monongahela Power may take gas for its own generation use, it may use the gas to supply West Virginia Power customers.

      It  is  also anticipated that Allegheny Energy Service
Corporation,  a  nonutility  service  company,  will   offer
employment  to  all  employees  of  West  Virginia   Power's
electric and gas divisions at closing at the same geographic
location.   Employees will be given credit for  all  service with
the  UtiliCorp under all employee  benefit  plans  and
arrangements   maintained   by  Allegheny   Energy   Service
Corporation,  or,  for  union  employees,  to the   extent
permissible  under the Collective Bargaining  Agreement  and
applicable   law. Monongahela Power will        assume the
Collective  Bargaining Agreement at closing.   Additionally, an
existing power supply agreement with American Electric Power will be assigned by UtiliCorp West Virginia to Monongahela Power and will continue in effect until its termination date of December 31, 2001. Thereafter, electric generation will be supplied from Monongahela Power's own generation or the market; provided, however, that if a plan for retail choice is
implemented in West Virginia, customers will   have  the
opportunity to choose their generation supplier in accordance with that plan.

      Following completion of the Transaction, the gas utility operations of Applicant, with approximately 24,000 customers in a West Virginia service territory of 500 square miles and annual revenues of $22-25 million, will be substantially smaller than the gas utility operations of Applicant's competitors in the region. Giving effect to the Transaction, gas net utility plant will only represent 2.7% of the total net utility plant of the Applicant or .6% of Allegheny Energy, Inc., whereas electric net utility plant will represent 97.3% of the total net utility plant of the Applicant
or  99.4%  of Allegheny Energy,  Inc.   Operating revenues  for
the gas operations will be 3.5% of Applicant's operating
revenues or .9% of Allegheny Energy, Inc.'s operating revenues as compared with the electric operations comprising
96.5% of the Applicant's operating  revenues  or 99.1%   of
Allegheny Energy, Inc.'s operating revenues. Customers of the gas operations will constitute 6.3% of all of Applicant's customers or 1.7% of Allegheny Energy, Inc.'s customers, while electric customers will represent 93.7% of the Applicant's customers or 98.3% of Allegheny Energy, Inc.'s customers.
The Transaction is small in relation  to thetransactions  in
other  proceedings  in   which                        the
Commission has approved the acquisition and retention of gas properties.<fn 4>

<FN 4>
4  See, e.g., New Century Energies, Inc., HCAR No. 26748, File No.
  70-8787 (Aug. 1, 1997).
<FN/>